UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Investment Grade Municipal Income Fund, Inc. (PPM)
(Amendment No. 1)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461368102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21 , 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 461368102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,201,649

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,201,649

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,201,649

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

11.60%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,201,649 shares of PPM on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 11.60% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of PPM fit the investment guidelines for various Accounts. Shares have been acquired since November 5, 2004.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,201,649 shares, which represents 11.60% of the outstanding shares. George W. Karpus presently owns 23,949 shares of PPM. Mr. Karpus purchased shares on April 14, 2005 at $13.25 (5000 shares), May 13, 2005 at $13.50 (2000 shares), May 18, 2005 at $13.47 (3000 shares), December 11, 2007 at $12.86 (6000 shares), April 2, 2008 at $12.33 (2300 shares), May 2, 2008 at $12.68 (800 shares), May 5, 2008 at $12.70 (1580 shares), May 6, 2008 at $12.70 (1750 shares), May 8, 2008 at $12.68 (10 shares), May 9, 2008 at $12.74 (10 shares), July 17, 2008 at $12.81 (1950 shares), August 1, 2008 at $12.86 (950 shares), August 4, 2008 at $12.85 (300 shares), August 5, 2008 at $12.87 (2110 shares), August 6, 2008 at $12.85 (800 shares), August 7, 2008 at $12.81 (2300 shares), July 15, 2009 at $12.75 (4200 shares), and on July 16, 2009 at $12.65 (300 shares). Mr. Karpus had 139 shares transferred in on July 28, 2008. Mr. Karpus sold shares on February 17, 2006 at $13.40 (100 shares), February 21, 2006 at $13.40 (250 shares), February 22, 2006 at $13.37 (300 shares), February 24, 2006 at $13.62 (250 shares), February 27, 2006 at $13.59 (200 shares), March 1, 2006 at $13.40 (50 shares), March 2, 2006 at $13.40 (100 shares), March 3, 2006 at $13.39 (50 shares), March 6, 2006 at $13.39 (200 shares), March 7, 2006 at $13.43 (200 shares), March 8, 2006 at $13.53 (100 shares), March 9, 2006 at $13.44 (450 shares), March 10, 2006 at $13.50 (100 shares), March 13, 2006 at $13.42 (1400 shares), March 14, 2006 at $13.40 (400 shares), March 15, 2006 at $13.46 (500 shares), March 16, 2006 at $13.51 (300 shares), March 20, 2006 at $13.57 (50 shares), March 22, 2006 at $13.44 (100 shares), March 23, 2006 at $13.41 (200 shares), March 27, 2006 at $13.39 (250 shares), March 28, 2006 at $13.40 (250 shares), March 29, 2006 at $13.39 (350 shares), March 30, 2006 at $13.42 (400 shares), March 31, 2006 at $13.46 (100 shares), April 5, 2006 at $13.47 (50 shares), April 6, 2006 at $13.42 (600 shares), April 7, 2006 at $13.46 (100 shares), April 10, 2006 at $13.42 (50 shares), April 11, 2006 at $13.32 (200 shares), April 12, 2006 at $13.41 (50 shares), April 13, 2006 at $13.39 (50 shares), April 24, 2006 at $13.25 (250 shares), April 25, 2006 at $13.22 (150 shares), April 26, 2006 at $13.32 (100 shares), April 27, 2006 at $13.35 (150 shares), April 28, 2006 at $13.32 (100 shares), May 3, 2006 at $13.27 (50 shares), May 8, 2006 at $13.28 (100 shares), May 9, 2006 at $13.28 (100 shares), May 10, 2006 at $13.28 (200 shares), May 15, 2006 at $13.31 (50 shares), May 16, 2006 at $13.22 (150 shares), May 22, 2006 at $13.41 (10 shares), July 3, 2006 at $12.87 (100 shares), July 6, 2006 at $12.85 (150 shares), July 7, 2006 at $12.90 (50 shares), July 27, 2006 at $13.34 (50 shares), July 28, 2006 at $13.36 (100 shares), August 3, 2006 at $13.37 (150 shares), August 11, 2006 at $13.47 (50 shares), August 14, 2006 at $13.51 (50 shares), August 17, 2006 at $13.59 (100 shares), August 18, 2006 at $13.61 (150 shares), August 21, 2006 at $13.67 (150 shares), August 22, 2006 at $13.67 (100 shares), August 23, 2006 at $13.69 (390 shares), and on February 29, 2008 at $12.55 (1550 shares). Dana R. Consler presently owns 400 shares of PPM. Mr. Consler purchased shares on July 14, 2009 at $12.60 (100 shares), and on July 15, 2009 at $12.70 (300 shares). Jo Ann van Degriff presently owns 3,270 shares of PPM. Ms. Van Degriff purchased shares on July 21, 2005 at $13.61 (1400 shares), August 10, 2005 at $13.47 (700 shares), July 25, 2007 at $13.15 (200 shares), July 26, 2007 at $13.11 (200 shares), October 3, 2007 at $13.45 (200 shares), October 4, 2007 at $13.45 (100 shares), November 14, 2007 at $12.64 (2880 shares), November 15, 2007 at $12.44 (160 shares), November 28, 2007 at $12.65 (300 shares), November 29, 2007 at $12.64 (60 shares), January 4, 2008 at $13.24 (170 shares), and on February 24, 2009 at $10.52 (100 shares). Ms. Van Degriff sold shares on February 10, 2006 at $13.37 (100 shares), February 21, 2006 at $13.41 (50 shares), February 22, 2006 at $13.39 (100 shares), February 23, 2006 at $13.40 (100 shares), February 24, 2006 at $13.41 (50 shares), February 27, 2006 at $13.44 (50 shares), March 2, 2006 at $13.50 (50 shares), March 6, 2006 at $13.40 (100 shares), March 7, 2006 at $13.41 (50 shares), March 9, 2006 at $13.46 (50 shares), March 13, 2006 at $13.42 (100 shares), March 14, 2006 at $13.41 (100 shares), March 15, 2006 at $13.46 (150 shares), March 16, 2006 at $13.53 (50 shares), March 23, 2006 at $13.42 (50 shares), March 27, 2006 at $13.40 (50 shares), March 28, 2006 at $13.41 (50 shares), March 29, 2006 at $13.41 (50 shares), March 30, 2006 at $13.43 (100 shares), April 6, 2006 at $13.43 (150 shares), April 11, 2006 at $13.32 (100 shares), April 24, 2006 at $13.26 (50 shares), April 28, 2006 at $13.33 (50 shares), July 3, 2006 at $12.88 (50 shares), July 6, 2006 at $12.87 (50 shares), August 11, 2006 at $13.47 (50 shares), August 17, 2006 at $13.60 (50 shares), August 21, 2006 at $13.69 (50 shares), August 23, 2006 at $13.69 (100 shares), and on February 29, 2008 at $12.56 (1100 shares). Karpus Management, Inc. presently owns 2,870 shares of PPM. Karpus Management, Inc. purchased shares on November 29, 2004 at $13.57 (1300 shares), October 21, 2005 at $13.14 (100 shares), September 5, 2007 at $13.22 (200 shares), September 6, 2007 at $13.29 (50 shares), September 13, 2007 at $13.65 (180 shares), September 20, 2007 at $13.47 (200 shares), September 25, 2007 at $13.44 (100 shares), October 2, 2007 at $13.47 (45 shares), October 3, 2007 at $13.25 (5 shares), October 15, 2007 at $13.49 (35 shares), October 16, 2007 at $13.55 (90 shares), October 17, 2007 at $13.53 (95 shares), October 18, 2007 at $13.50 (330 shares), October 19, 2007 at $13.47 (65 shares), October 22, 2007 at $13.52 (95 shares), October 23, 2007 at $13.33 (25 shares), October 24, 2007 at $13.50 (295 shares), October 25, 2007 at $13.47 (115 shares), October 26, 2007 at $13.24 (55 shares), October 29, 2007 at $13.17 (25 shares), October 30, 2007 at $13.23 (45 shares), November 5, 2007 at $13.19 (30 shares), November 6, 2007 at $13.06 (40 shares), April 10, 2008 at $12.44 (300 shares), February 24, 2009 at $10.52 (300 shares), February 26, 2009 at $11.07 (500 shares), and on March 3, 2009 at $10.94 (200 shares). Karpus Management, Inc. sold shares on February 21, 2006 at $13.41 (50 shares), February 23, 2006 at $13.40 (100 shares), February 24, 2006 at $13.41 (50 shares), March 7, 2006 at $13.41 (50 shares), March 9, 2006 at $13.46 (50 shares), March 13, 2006 at $13.43 (50 shares), March 14, 2006 at $13.41 (100 shares), March 15, 2006 at $13.49 (50 shares), March 16, 2006 at $13.53 (50 shares), March 23, 2006 at $13.42 (50 shares), March 27, 2006 at $13.40 (50 shares), March 28, 2006 at $13.41 (50 shares), March 29, 2006 at $13.41 (50 shares), March 30, 2006 at $13.43 (100 shares), April 6, 2006 at $13.43 (150 shares), April 24, 2006 at $13.26 (50 shares), May 16, 2006 at $13.23 (50 shares), July 6, 2006 at $12.87 (50 shares), August 3, 2006 at $13.38 (50 shares), August 17, 2006 at $13.60 (50 shares), August 21, 2006 at $13.69 (50 shares), August 23, 2006 at $13.69 (100 shares) and on February 29, 2008 at $12.56 (550 shares). None of the other principals of KIM presently own shares of PPM.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 06/05/09 1400   $12.34
 06/23/09 12000   $12.00
 06/23/09 (3940)  $12.04
 06/24/09 (4690)  $12.06
 06/30/09 (126)  $12.32
 07/08/09 1500   $12.40
 07/13/09 10800   $12.60
 07/14/09 3300   $12.60
 07/15/09 36800   $12.72
 07/16/09 7000   $12.75
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PPM securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of PPM for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a a proposal to the Fund on July 21, 2009. A copy of the proposal is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   July 22, 2009

EXHIBIT 1
Proposal Submitted to the Fund
Transmitted July 21, 2009

Mark F. Kemper, Vice-President and Secretary        July 21, 2009
Investment Grade Municipal Income Fund
UBS Global Asset Management (Americas) Inc.
UBS Tower
One North Wacker Drive
Chicago, Illinois 60606

 Re: Investment Grade Municipal Income Fund Inc.

Mr. Kemper:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 1,201,649 shares or 11.60% of the outstanding common shares of Investment Grade Municipal Income Fund Inc. ("PPM" or the "Fund"). Karpus intends to present the following proposal at the 2010 annual meeting, anticipated to be held in January 2010 (the "Meeting"):

PROPOSAL

  RESOLVED: Investment Grade Municipal Income Fund Inc. ("PPM" or the "Fund") is requested to conduct a self-tender offer for all outstanding shares of PPM at net asset value ("NAV"). If more than 50% of PPM's outstanding shares are tendered, the tender offer should be cancelled and PPM should be liquidated.

  SUPPORTING STATEMENT

  Our Fund has perpetually been plagued by a poor discount to net asset value, which we believe the market has attributed to: (1) poor management; (2) higher than average expenses; and (3) as pointed out by another PPM shareholder, our Fund manager's affiliation with parties or entities alleged to have committed securities fraud and tax evasion. In fact, as of June 30, 2009, the discount of PPM was 8.3%, which ranks our fund in the bottom quartile within its peer group (Lipper General Municipal Debt Funds - Leveraged).

  Because PPM's shares have traded at a significant discount for many years, we believe it would be appropriate for it to conduct a self tender offer for all outstanding shares to allow shareholders to receive full NAV for their shares.

  If a majority of PPM's outstanding shares are tendered, such a statement by shareholders would indicate that there is insufficient shareholder support for continuing PPM in its closed-end fund format. In such a case, the tender offer should be cancelled and PPM should be liquidated.

  We feel that our proposal is: (1) a way for the Board to begin addressing any damages caused by not listening to shareholders at the Fund's last annual meeting; and (2) a means for shareholders to let PPM know, again, that they do not wish to have UBS Global Asset Management (Americas) Inc. as the manager of their fund.

  Instead of listening to shareholders, the Board, in its own words, expended "considerable resources" to address "attacks by certain activists investors" so that it could preserve the collection of their above average fees. Perhaps the Fund ought to consider that many shareholders agreed with the "activists investors" and they shouldn't have so arrogantly ignored the critical concerns brought before them.

  If the Fund is, in fact, concerned with seeking a "clear consensus" of the stockholders in replacing UBS Global Asset Management (Americas) Inc. as the Fund's investment adviser, we believe that conducting a tender offer, as proposed above, is the most equitable way in which the Trustees can fulfill their fiduciary obligations to all Fund shareholders.

END OF PROPOSAL

As is required by Rule 14a-8, KIM will be forwarding a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares, under separate cover, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of this Proposal. KIM intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

Brett D. Gardner
Portfolio Manager/Analyst